                                                                  EXHIBIT 99.(3)

                              ITEM 7 INFORMATION

        The securities being reported on by The Goldman Sachs Group L.P. ("GS Group"), as a parent holding company are owned by GS Capital Partners, L.P. ("GSCP"), Stone Street Fund 1992, L.P. ("Stone Street Fund") and Bridge Street Fund 1992, L.P. ("Bridge Street Fund"). The general partner of GSCP is GS Advisors, L.P., and the indirect general partner of GS Advisors, L.P. is Advisory Partners, L.P., which is an affiliate of GS Group. A subsidiary of the GS Group is the general partner of the Stone Street Fund and the managing general partner of the Bridge Street Fund. Goldman, Sachs & Co. ("GS") is the investment manager to GSCP. GS Group is a general partner of and has 99% interest in GS.


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